EXHIBIT 12

                                CARNIVAL CORPORATION
                        RATIO OF EARNINGS TO FIXED CHARGES
                          (In thousands, except ratios)

                                       YEARS ENDED NOVEMBER 30,
                               1998       1997     1996      1995      1994
Income from continuing
   operations                $835,885  $666,050  $566,302   $451,091  $381,765
Income tax expense              3,815     6,233     9,045      9,374    10,053

Income from continuing
   operations before
   income taxes               839,700   672,283   575,347    460,465   391,818

Adjustment to earnings:
   Minority interest           11,102
   Income from affiliates in
    excess of dividends
    received                  (63,059)  (46,569)  (43,224)         0         0

Earnings as adjusted          787,743   625,714   532,123    460,465   391,818
Fixed Charges:
  Interest expense, net        57,772    55,898    64,092     63,080    51,378
  Interest portion of
    rent expense (1)            3,480     3,528     3,093      2,529     2,575
  Fixed charges associated with
    discontinued operations                                                928
  Capitalized interest         35,130    16,846    25,799     18,762    21,888
Total fixed charges            96,382    76,272    92,984     84,371    76,769

Fixed charges not affecting
  earnings:
   Capitalized interest       (35,130)  (16,846)  (25,799)   (18,762)  (21,888)

Earnings before fixed
   charges                   $848,995  $685,140  $599,308   $526,074  $446,699

Ratio of earnings to
   fixed charges                8.8 x     9.0 x     6.4 x     6.2x      5.8 x

___________________
(1) Represents one-third of rent expense, which management believes to be representative of the interest portion of rent expense.